12 July 2019

ASX ANNOUNCEMENT

Mission to Acquire 100% of Pilbara Metals Group

Mission NewEnergy Limited (ASX: MBT, OTC: MNELF) (“Mission” or the “Company”) announces today that it has entered into a Heads of Agreement to acquire Pilbara Metals Group Pty Ltd (“PMG”), an exciting Western Australian business in the EV battery chemical market.

Highlights

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Acquisition of 100% of PMG by issuance of 99.0m fully paid ordinary shares in Mission;

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PMG aims to be the first producer of high purity manganese sulphate (HP MnSO4) in Australia using a novel production process1;

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HP MnSO4 has emerged as a critical EV battery material;

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Novel, low cost production process utilising low to medium grade manganese ore that is readily available;

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HP MnSO4 is driven by the need to reduce the $/kwh of a high performance EV battery;

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Mission will raise up to $6 million through the issue of new shares, anticipated to be at $0.035c per share2 to complete its Front End Engineering Design (FEED) Study along with its Bankable Feasibility Study (BFS);
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Transaction subject to conditions precedent by both MBT and PMG; and
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MBT Board and management shall materially change at the conclusion of the transaction.

About PMG

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PMG is an innovative and exciting Perth based company that has, over the past 18 months, designed a metallurgical and engineering process to convert abundant sources of low cost, low-medium grade & uneconomical manganese ore to produce High Purity Manganese Sulphate for the ever growing Electric Vehicle (EV) Battery Supply Chain, as well as for agricultural purposes;
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A provisional process patent has been lodged;
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Is now seeking funds to complete the FEED and BFS;
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Upon completion of FEED and BFS confirming the viability of the project, PMG plans to enter into a construction phase and build a Manganese Sulphate Processing Plant (Plant) on the Kwinana Industrial Strip, located approximately 45km south of Perth, subject to confirmation of the feasibility of the Plant following Front End Engineering Design (FEED) and a Bankable Feasibility Study (BFS);
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Further funding will be required for the construction phase and at this stage is anticipated to be debt based funding, but may require the Company to raise further equity funding via capital markets;
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PMG aims to have a production capacity of at least 40,000 tonnes per annum of high purity manganese sulphate (HP MnSO4) for the lithium-ion battery industry3;
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Successfully completed initial test-work carried out by CSIRO to produce HP MnSO4;
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NPV enhanced by significant by-product credits;
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PMG will utilise low to medium grade feedstock, abundant in Western Australia;
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HP MnSO4 is required if Western Australia is to become a producer of precursors or cathode material; and
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Offshore expansion opportunities through licensing of the technology.

Nickel-Manganese-Cobalt or NMC has become one of the most popular cathode chemistries.

Contained Manganese (per Kg) in a 90Kw/H Battery Pack

The Pilbara Metals Business

Manganese ore is one of the world’s most readily available resources and Australia has an abundant supply of both high grade, and lower to medium grade ore. Manganese ore is a commodity that is traded in the open market, with multiple existing producers within Australia and the Asian Region.

PMG, through its innovative and novel process, has focussed its activities on unlocking the valuable potential of the Australian and Asian Regions' low-medium grade, which is often overlooked by most metal market buyers.

This process has been designed to use Manganese Ore, regardless of impurities or size (whether it be lump, chips or fines), which is mostly found as waste material from manganese mining operations (both current and past).

PMG is aiming to be the world's lowest cost producer of High Purity Manganese Sulphate, and Australia’s first.

PMG aims to be a supplier to essential local and global markets, including but not limited to:
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Battery & Electronic Component Manufacturers;
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Fertilizer & Agriculture Industry; and
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Chemical & Medical Industry.

PMG will complement the already growing Lithium, Cobalt & Nickle industry within Western Australia, and aim to fill the void, by being the first to market with its Manganese Sulphate Technology.

PMG's eventual mission is to build and commission a Manganese Sulphate processing plant capable of producing a total output of at least 40,000 tonnes of High Purity Manganese Sulphate for use in battery cathodes. These cathodes are currently used in many types of batteries such as the NMC-811 (Nickle Cobalt Manganese), and LMO (Lithium Manganese Oxide). The processing plant would also be capable of producing Manganese Sulphate to satisfy the agricultural and fertiliser market, as well as Manganese Oxide.

PMG intends to build its High Purity Manganese Sulphate Monohydrate (HPMSM or MnSO4) Processing Plant on the Kwinana Industrial Strip, within the strategic Rockingham Industrial Zone (RIZ).

In order to achieve this, PMG will need to complete its Front End Engineering Design (FEED) Study along with its Bankable Feasibility Study (BFS). Further funding will be required for the construction phase.

Future Approvals

The Company will require a number of approvals before the commencement of any construction, and those approvals will be tied to outcomes from the FEED Study & BFS.

The approvals required from both the Local Government Authority (Rockingham) and the State Government and are fairly consistent with the size of the Company's proposed plant facility.

In broad terms, PMG will be required to obtain the following approvals to construct and operate the manganese sulphate processing plant:

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City of Rockingham planning approvals;

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City of Rockingham building approvals;

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Landcorp leasing approvals;

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JTSI approvals (Jobs Tourism, Science & Innovation);

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EPA approvals (Office of the Environmental Protection Authority WA);

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DWER approvals (Department of Water & Environmental Regulation);

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Department of Transport / Main Roads approval;

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DFES approvals (Department of Fire & Emergency Services); and

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JDAP approval (Joint Development Assessment Panel).

The Company can also confirm that the project does not require any approvals from the Commonwealth Government.

Risk Factors

Dependence on Key Personnel –

The Company’s success largely depends on the core competencies of the Directors and management, as well as the ability of the Company to retain these key executives. Loss of key personnel may have an adverse impact on the Company's performance.

Regulatory Approvals Risk –

Compliance with the regulations surrounding the proposition, planning, construction & operation of the proposed Manganese Sulphate Processing Plant are governed by a number of different levels of government and legislation. The approvals process can be time consuming and resource intensive. Accordingly, there can be no assurance that any applications for regulatory approval by the Company will be successful, financially viable or timely.

The Company has, however, taken all steps it believes are necessary in order to mitigate these risks, and has a very thorough understanding of what is required to ensure these approvals are granted, as well as the level of resources required.

Operational Risk –

Any demonstration plant, laboratory plant, pilot plants and commercial plant proposed by the Company may be affected by various factors, including operational and technical difficulties; difficulties in commissioning and operating plant and equipment; mechanical failure or plant breakdown; unanticipated reactor issues which may affect through-put; industrial and environmental accidents; industrial disputes; and unexpected shortages or increases in the costs of consumables, spare parts, plant and equipment.

Supply Contracts

In order to successfully produce High Purity Manganese Sulphate, the Company will need to secure long and short term agreements for low/medium grade manganese ore, Sulphuric Acid, Water, Gas and other reagents & consumables from time to time.

Additional Requirements for Capital –

The Company’s capital requirements depend on numerous factors. The funds to be raised under the Public Offer are considered sufficient to meet the immediate objectives of the Company, however additional funds will be required post completion of the FEED Study & BFS in order to assist in the construction, commissioning, certification and operational phases of the proposed plant.

Any additional equity financing will dilute shareholdings, and debt financing, if available, may involve restrictions on the Company's ability to obtain further financing, as well as on operating activities. If the Company is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations or scale back its development and research programmes as the case may be.

Future sources of funding may include, but are not limited to:

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Prepaid offtake agreements;

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Future equity issues; and/or

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Debt funding.

Pathway to Commercialisation

The key milestones towards commercialisation are:

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Completion of RTO to fund the FEED Study & BFS;

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Upon positive results from the FEED and BFS, further funding will be required to commence construction;

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Construction & Commissioning of the High Purity Manganese Sulphate Processing Plant;

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Sales of High Purity Manganese Sulphate and other products into the open market;

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Securing sales of High Purity Manganese Sulphate and other products based on contracts and offtake agreements with end users and major distributers both in Australia and internationally;

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Securing sales of waste stream products such as Iron Oxide & Gypsum Products in to the open market; and

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Commercialise its process into other jurisdictions by way of licencing arrangements. This would further strengthen the company’s future revenue potential.

For more information on Pilbara Metals Group please visit www.pilbarametalsgroup.com.

About the Proposed Transaction

Under the terms of the Heads of Agreement, the transaction will be in the form of a reverse takeover offer (RTO) in which Mission will seek to acquire 100% of the issued shares of Pilbara Metals Group from Pilbara Metals Group's current shareholders, with consideration comprising the issue of 99.0m fully paid ordinary shares in Mission (Mission Shares) for all of the issued capital in Pilbara Metals Group (PMG Share).

The RTO shall be effected by completion of a funding round and compliance with relevant ASX listing rules. A shareholder notice of meeting and prospectus will be issued by Mission in due course, seeking, amongst other things, approval for:

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the transaction, including the issue of Mission Shares to Pilbara Metals Group Shareholders;
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the Change of Directors and Executives;
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a Capital Raising of between A$4.6m and A$6 million; and
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the change in nature and scale of Mission's activities pursuant to listing rule 11.1.2 with re-compliance with Chapters 1 and 2 required by the application of 11.1.3.

1 Provisional Patent lodged
2 Subject to the Company obtaining the appropriate ASX Waiver
3 Minimum proposed plant capacity is based on market research surrounding the current market demand, as well as future market growth forecasts from both publicly available research, information provided by the International Manganese Institute (IMnI) and internal market research. This is subject to confirmation through the Feed Study & BFS.

The Proposed Transaction is subject to a number of Conditions Precedent including:

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Mission entering into Share Purchase Agreements with shareholders of Pilbara Metals Group;
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Various shareholder approvals from Mission Shareholders;
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Disposal or closure of Mission's current subsidiaries;
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Completion of the Capital Raising;
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Completion of audit, independent accountant's report and other reports as may be required in relation to a Prospectus to be issued by Mission in relation to the Capital Raising.
The current Board of Directors of Mission are unanimous in their support of the revised corporate strategy and the acquisition of the PMG business operations and each director intends to vote in favor of the resolutions contemplated in respect to their shareholding.
Regulatory Note

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the transaction requires Mission shareholder approval under the Listing Rules and therefore may not proceed if that approval is not forthcoming;
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MBT is required to re-comply with ASX’s requirements for admission and quotation and therefore the transaction may not proceed if those requirements are not met;
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ASX has an absolute discretion in deciding whether or not to re-admit the entity to the official list and to quote its securities and, therefore, the transaction may not proceed if ASX exercises that discretion;
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the ASX takes no responsibility for the contents of this announcement;
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MBT is in compliance with its continuous disclosure obligations under Listing Rule 3.1;
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The Company’s shares are currently suspended from trading on the ASX; and
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Investors should take account of these uncertainties in deciding whether or not to buy or sell the entity’s securities.

Indicative Timetable & Re-Compliance with Chapters 1 & 2 of the Listing Rules

The Company acknowledges that the proposed transaction will require the Company to re-comply with Chapters 1 & 2 of the ASX Listing Rules and this process involves the Company preparing a Notice of Meeting and Prospectus. The Company will be required, pursuant to Listing Rule 11.1.2, to obtain approval from Mission’s shareholders, at a General Meeting.

An indicative timetable for the Transaction is set out below. The Company notes that the timetable may be subject to change.

Action	Date
Announcement of Acquisition	12 July 2019
Dispatch Notice of Meeting	August 2019
Lodgement of Prospectus and offer open	August/September 2019
Shareholder meeting to approve acquisition	September 2019
Prospectus offer close	September/October 2019
Re-admission to the Official List of the ASX will occur as soon as possible following the Shareholder meeting	October/November 2019

Please note the above dates are indicative only and are subject to change.

Management Changes

Upon completion of the transaction, James Garton, Guy Burnett & Dato Swaminathan Mahalingam will resign and Simon Andrew, Robert Mandanici & Annette Crabbe will be appointed as directors of the Company. Guy Burnett will remain in his role as Company Secretary going forward.

Simon Malcolm Andrew, Non-Executive Chairperson

Mr Andrew completed his Bachelor of Science (Applied Chemistry) and honours thesis at Curtin University of Technology. Mr Andrew’s honours thesis involved the development of an ion-selective electrode for the analysis iron levels in sea water. Mr Andrew has 20 years’ experience in financial markets in Asia and Australia. He has worked in various roles including as an equity research analyst for several global investment banks including Deutsche Bank and BoA Merrill Lynch. In addition, he was a founding director of an ASX listed company Emmerson Resources Limited (ASX: ERM) with an additional eight years as a non-executive director.

Mr Andrew’s previous role was Head of Business Development for ASX listed Yowie Group (ASX: YOW), a role that required a significant amount of effort in developing offshore markets.

Robert Paul Mandanici, Managing Director

Mr Mandanici has worked in both the Private and Government sector and has extensive knowledge of corporate governance processes and procedures. He was previously a non-executive director of Auvex Resources Limited, a manganese exploration & mining company with projects across the Pilbara & Murchison. Auvex Resources was subsequently taken over by Mineral Resources (ASX: MRL).

More recently, Rob was a founder shareholder of Lithex Resources Limited (ASX: LTX). Lithex held a number of lithium, tin & tantalum exploration projects in the Pilbara & Gascoyne and Rob, as Managing Director, took the company from privately held to listing on the Australian Securities Exchange (ASX). Rob also owns a successful boutique property agency & advisory business based in Perth.

Annette Spindler Crabbe

Miss Crabbe has worked exclusively in the private sector predominately with a family owned Mining Services business. Annette began her career as a Laboratory Technician, managing and running a lab facility at Auvex Resources Ant Hill manganese mine. After Auvex was taken over by Mineral Resources, Annette progressed to work in the company’s crushing and processing plants initially as an Operator through to Managing the operations and maintenance of various sites.

Annette is currently completing a Bachelor of Commerce majoring in Finance and Economics at Curtin University and has received a Diploma of Business Management.

Indicative capital structure at Completion, post consolidation and assuming $4.6m to $6.0m raise at indicative price of $0.035 per share.

Details	$4.6m raise	$6.0m raise
Existing Mission NewEnergy shares on issue	40,870,275	40,870,275
Consideration shares issued to PMG	99,000,000	99,000,000
Advisor & Broker Shares issued to Lead manager upon completion4	4,600,000	6,000,000
Capital raise to comply with ASX listing rules	131,428,571	171,428,571
PMG Convertible Note Shares5	35,714,285	35,714,285
Total Mission NewEnergy shares (undiluted)	311,613,131	353,013,131

Options
Unlisted Advisor & Broker Options to be issued to the Lead Manager upon completion, exercisable at $0.055c, expiring 30 June 2021	1,000,000	1,000,000
Unlisted Advisor & Broker Options to be issued to the Lead Manager upon completion, exercisable at $0.088c, expiring 30 June 2021	1,000,000	1,000,000
Unlisted options, exercisable at $0.06c on or before 30 June 2021	25,106,622	25,106,622
Unlisted Options, exercisable at $0.096c on or before 30 June 2021	25,106,622	25,106,622
Performance Rights6	149,652,000	149,652,000
Fully diluted capital structure	513,478,375	554,878,375

Capital Raising / Indicative Use of Funds
The company proposes to raise funds for expansion, Engineering Feed Study, Bankable Feasibility Study (BFS), additional Research & Design, & working capital, via a capital raising of between $4,600,000 and $6,000,000 (“Capital Raising”), at a price of $0.035 per share.
Indicative Use of Funds	Min Subscription	Max Subscription
Engineering FEED & BFS	1,600,000	1,600,000
R & D	345,000	1,540,000
Land Option	300,000	300,000
Working capital	1,900,000	2,021,000
Listing Costs	179,000	179,000
Costs of capital raise	276,000	360,000
Total	4,600,000	6,000,000
The combined entity will meet its $4.0m minimum NTA requirement.

Financial information

Financial statements for PMG are currently being independently audited and historical financial information is to be provided within the notice of meeting to Shareholders to approve the Transaction.

Due Diligence

The Company has taken appropriate enquiries into the assets and liabilities, financial position and performance, profits and losses, and prospects of Pilbara Metals Group for the board to be satisfied that the transaction is in the interest of the Company and shareholders.

ASX Waivers

The Company will seek waiver of Listing Rule 9.1.3 in order to obtain “look-through” relief for Pilbara Metals Group shareholders being issued Shares as part of this Transaction along with a waiver from Listing Rule 2.1 Condition 2 in order to issue securities with an issue price/sale price of less than 20 cents per share.

In addition, as demonstrated in the proposed capital table above, a number of options will be on issue upon successful relisting of the Company on ASX. The Company will seek waiver from Listing Rule 1.1 Condition 12 to have options on issue with an exercise price of less than 20 cents.

De-listing Deadline

The Company’s Shares have been suspended from trading on the ASX for 3 years as at 25 November 2019. ASX policy is to delist a company whose shares have been suspended from trading for more than 3 years. The ASX has granted extensions to this de-listing deadline of up to 3 months where a company has, before the de-listing deadline, signed definitive legal documents (including obtaining any necessary financing), obtained regulatory and shareholder approval for a transaction that will result in the company’s shares being re- admitted to trading on the ASX if completed, where required a prospectus to re-comply with Chapters 1 and 2 of the ASX Listing Rules has been lodged with ASIC and is not subject to regulatory constraints and the ASX is otherwise satisfied that the transaction is reasonably capable of being consummated within the period of the extension. Any extension is ultimately at the discretion of the ASX.

Suspension from trading on ASX

In accordance with ASX’s policy for entities undertaking reverse take-over transactions, the Company’s securities will remain suspended from trading on ASX until the Company has recompiled with Chapters 1 & 2 of the Listing Rules in accordance with listing rule 11.1.3.

The ASX takes no responsibility for the content of this announcement.

Announcement Ends -

Company Contact:

Mission NewEnergy Ltd Guy Burnett Phone: +61 8 6313 3975 Email: guy@missionnewenergy.com	Pilbara Metals Group: Rob Mandanici Phone: +61 419 015 884 Email: rob@pilbarametalsgroup.com

4 Advisor & Broker shares will be on an incentive basis. They will be issued on the basis of 1 share for every dollar raised.
5 PMG can raise up to $1.0 million in a convertible note which converts to shares in Mission at a 20% discount to the completion price of $0.035 per share.
6 Performance rights tied to certain vesting events & milestones.